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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 34)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                                 KEITH R. LOBO
                     President and Chief Executive Officer
                         Quickturn Design Systems, Inc.
                               55 W. Trimble Road
                           San Jose, California 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4(a):

    On January 6, 1999, Mentor announced that it was increasing its offering price for 2,100,000 shares of the Company to $15.00 cash per share from $14.00 cash per share (the "Revised Offer"). Mentor has stated that the Revised Offer, if successfully consummated and when combined with Mentor's current holdings, would result in Mentor holding approximately 14.9% of the Company's outstanding shares.

    On January 6, 1999, the Board of Directors of Quickturn met with its financial and legal advisors to consider the Revised Offer and, at the conclusion of such meeting, determined that the Revised Offer is not in the best interests of Quickturn and its stockholders for the reasons set forth under Item 4(d) below.

    ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

    A copy of the Company's press release relating to the Board's recommendation is included as Exhibit 72 hereto and is incorporated herein by reference.

  The response to Item 4 is hereby amended further by adding the following after the final paragraph of Item 4(c):

  (d)Reasons for the Recommendation to Reject the Revised Offer.

    In determining that the Revised Offer is not in the best interests of Quickturn and its stockholders, and in making its recommendation that Quickturn stockholders reject the Revised Offer, the Board considered the following reasons and factors:

  . The Board of Directors noted that, other than the change in price, Mentor's most recent partial tender offer was substantially similar to the partial tender offer made by Mentor on December 28, 1998, which the Board has already rejected.

  . The Board noted that the Revised Offer, which continues to be limited to an offer to purchase 2,100,000 shares, again purports to be part of a process pursuant to which Mentor proposes to undertake a "second-step merger." The purported second-step merger is now subject to both new explicit conditions and additional unspecified conditions. One such condition is Mentor obtaining necessary financing to pay $15.00 per share for all outstanding Quickturn shares. As Mentor has admitted, it is has not yet been able to confirm that its existing bank financing commitments and its other available funds are sufficient for such a transaction. Such a second-step merger is also now conditioned on Mentor's conduct of a due diligence investigation of the Company. For these reasons, the Board of Directors determined that the likelihood that such a second-step merger would actually occur is now less certain than under Mentor's December 28 Revised Offer.


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  .  The Board determined that the Revised Offer could interfere with or threaten Quickturn's proposed transaction with Cadence, which the Board determined again to be in the best interests of the Quickturn stockholders. The Board noted that the Revised Offer purported to be a first step of a multi-step transaction that conflicts with the proposed combination with Cadence.

  . The Board noted that Mentor's ownership of 14.9% of the Quickturn's shares, as well as its obtaining control of Quickturn's board of directors, could raise serious concerns about Quickturn's ability to engage in any "pooling-of-interests" transaction, including the proposed combination with Cadence.

  . The Board continues to believe that, even assuming Mentor could make a firm offer to acquire all of Quickturn's shares at a price consistent with its Revised Offer, the strategic combination with Cadence provides substantial and superior long-term value for the Company, its stockholders, employees and customers. In particular, the Board continues to believe that the Cadence transaction offers substantial strategic benefits to Quickturn which far exceed the consideration proposed by Mentor.

  . The Board considered potential antitrust issues raised by the Cadence transaction. In this regard, the Board continues to believe that the transaction does not raise significant antitrust issues.

  . While Mentor's latest proposal is purportedly no longer conditioned on the invalidation of any provision of the Cadence merger agreement, several of the conditions to the purported second-step merger cannot be satisfied without invalidation, violation or termination of the Cadence merger agreement. In addition, Mentor has stated that it intends to continue to challenge the Cadence merger agreement, an agreement that the Board of Directors has determined to be in the best interests of the Company's stockholders.

  . The Board considered the potential harm to Quickturn, as well as the Company's employees and customers, if Mentor were to become a 14.9% stockholder of the Company. In this regard, given the litigation and competition between the Company and Mentor, the Board considered the potential negative impact on the Company if Mentor were to become a large stockholder of the Company.

  . Mentor's latest proposal no longer includes an intention to share with the Company's stockholders the monetary benefit that might be obtained from Mentor's invalidation of the termination fees that might otherwise be payable under the Cadence merger agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibit:

  Exhibit 72 Press release of the Company dated January 7, 1999.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1999                    QUICKTURN DESIGN SYSTEMS, INC.

                                      By: /s/ Keith R. Lobo
                                            ___________________________
                                            Keith R. Lobo
                                            President and Chief Executive
                                            Officer

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